Mail Stop 7010

January 12, 2006

via U.S. mail and facsimile

Brian Lawson
Vice President and Chief Financial Officer
Brascan Corporation
BCE Place
181 Bay Street, Suite 300
Toronto, Ontario, Canada  M5J 2T3

	Re:	Brascan Corporation
		Form 40-F for the Fiscal Year Ended December 31, 2004
		Filed March 31, 2005
		File No. 33-97038

Dear Mr. Lawson:

      As noted in our letter dated December 29, 2005, we have the following additional comments based on our review of your response letter dated December 1, 2005 to comment 2 in our letter dated October 31, 2005. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. You state that the value of Brascan`s assets has been determined consistent with Section 2(a)(41)(A) of the Investment Company Act of
1940, except that the valuation was performed by Brascan`s management
"rather than its board of directors." Section 2(a)(41) of the Investment Company Act requires that securities be valued using market quotations if such quotations are readily available. When market quotations are not readily available, securities must be valued using their fair values as determined in good faith by the company`s board of directors. Please tell us if your board of directors has established procedures for reviewing and evaluating the value of your assets, including securities. If your board of directors adopted such procedures, please tell us if the procedures require the board of directors, in its oversight role, to review or approve valuations performed by your management.

2. You state that your analysis has been presented in accordance with
Canadian GAAP, which you believe would result in a "substantially similar analysis" to one prepared in accordance with US GAAP. Under the federal securities laws, the status of an entity as an investment company must be determined in accordance with US GAAP. Accordingly, please provide us with a reconciliation of your analysis to US GAAP.

3. We note that you reported loans and notes receivable equal to
$900
million of funds management assets on your consolidated balance sheet as at December 31, 2004 and $407 million on your unaudited balance sheet as at June 30, 2005. Your analysis includes your unconsolidated balance sheet. The unconsolidated balance sheet, however, contains no line item comparable to loans and notes receivable and discloses no amounts under the asset category "Loans receivable, net of provisions" for any quarter, including those ending December 31, 2004 and June 30, 2005. Please explain why you have not disclosed the value of the loans and notes receivable in your analysis. In footnote 4 of your unconsolidated balance sheet, you state that "loans receivable that would otherwise qualify as `bad` assets have been provided for in accordance with GAAP." Please clarify the meaning of this statement in footnote 4.

4. We previously requested that you separately analyze the investment company status for each of your subsidiaries. Under Section 3(a)(1)(C) of the Investment Company Act, the amount of investment securities must be determined based on total assets on an unconsolidated basis. We note that each of the separate subsidiary analyses you provided included a footnote stating that consolidated financial statements of the subsidiary were used as a proxy for unconsolidated financial statements (with the exception of Island Timberlands). We are not aware of any authority that permits analysis on other than an unconsolidated basis. Please provide us with an analysis for each of these subsidiaries (including Island Timberlands, as appropriate) on an unconsolidated basis.

5. In addition, you have not provided us with any information or analysis for BFREG/Commercial, Brazil Timberlands and Coal Lands, each of which is shown as holding assets that were included in calculating whether your investment securities exceed the 40% limitation. Please either provide the requested information and analysis or confirm, if accurate, that you have included the value of your securities holdings in BFREG/Commercial, Brazil Timberlands and
Coal Lands in calculating the percentage of investment securities held by you under Section 3(a)(1)(C).

6. As noted above, Section 2(a)(41) requires that securities be valued using market quotations if such quotations are readily available. When market quotations are not readily available, securities must be valued using their fair values as determined in good faith by the company`s board of directors. Please explain how the investment securities held by Brookfield Properties Corporation,
Brookfield Homes Corporation, Brascan Power Inc. and Brazil Investments were valued. If fair values were used, please provide information regarding the basis for, and the persons responsible for determining, such fair values.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please file your response letter on
EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact Tracey Houser, Staff Accountant, at (202)
551-
3736, or me at (202) 551-3769, if you have questions regarding comments on the financial statements and related matters.


Sincerely,



Rufus Decker
Accounting Branch Chief


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Brian Lawson
Brascan Corporation
January 12, 2006
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE